SEC

17008549

SEC Processing Section

FEB 28 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TERRA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Cardello 212-753-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePIETTO CPAs, PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE – SUITE C110 (Address) LAKE SUCCESS (City) NY (State) 11042 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce D. Batkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TERRA CAPITAL MARKETS, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2020

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Terra Capital Markets, LLC

Contents

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Terra Capital Markets LLC

We have audited the accompanying statement of financial condition of Terra Capital Markets LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Terra Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Terra Capital Markets LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DePietto CPA PC

DePietto CPA PC
Lake Success, NY
February 27, 2017

Terra Capital Markets, LLC

Statement of Financial Condition

Assets		
Cash and cash equivalents	$	374,302
Commissions receivable		19,992
Transaction charge receivable		457,374
Due from Terra Income Fund 6, Inc.		1,030,731
Fixed assets (net of accumulated depreciation and amortization of $101,244)		29,108
Prepaid expenses and other assets		67,312
Total assets	$	1,978,819
Liabilities and Members' Equity		
Liabilities:		
Accounts payable & accrued expenses	$	187,795
Reimbursement agreement payable		1,030,731
Total liabilities		1,218,526
Members' equity		760,293
Total liabilities and equity	$	1,978,819

See notes to financial statements.

Note 1 - Organization and Nature of Business

Terra Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2002 under the laws of the State of Delaware. The Company provides wholesaling to third party broker/dealers of private placements and offerings registered under the Securities Act of 1933 (the "Funds"). The Funds are managed by affiliated entities which share common ownership with the Company. The Company is registered to sell to third party broker/dealers in all 50 state jurisdictions. The Company operates out of the office of one of its members in the New York City metropolitan area as well as an office in New Jersey.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The Company earns commissions on membership units and shares of the Funds it distributes and records this revenue in the period those membership units or shares are admitted.

The Company earns management fees based on the cost of all direct and indirect services provided and recognizes this revenue as received.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets (3-7 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
The Company has elected to be treated as a partnership for federal and state purposes. As a result, no income taxes are provided as they are the responsibility of the individual members. The Company, however, is liable for New York City Unincorporated Business Tax ("UBT"), and various other municipality taxes. New York City ("NYC") imposes UBT at a statutory rate of 4% on net income generated from ordinary business activities carried on in NYC.

Under guidance from FASB ASC 740, the Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, management measures the tax benefit as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open (2013 through 2015) tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2016, there was no impact to the financial statements relating to accounting for uncertainty in income tax positions.

Cash and Cash Equivalents
The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company follows FASB ASC 820 that establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect management's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The fair value measurement hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the overall fair value measurement.
The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Note 3 - <u>Investments at Fair Value</u>

As of December 31, 2016, the Company does not have investments that fall within the fair value measurement hierarchy.

Note 4 - <u>New Accounting Pronouncements</u>

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. The amendments provide a definition of the term "substantial doubt" and include principles for considering the mitigating effect of management's plans. The amendments also require an evaluation every reporting period, including interim periods for a period of one year after the date that the financial statements are issued (or available to be issued), and certain disclosures when substantial doubt is

alleviated or not alleviated. The amendments in this update are effective for reporting periods ending after December 15, 2016. Management does not anticipate adoption of ASU 2014-15 will have a material impact on the Company's financial statements and disclosures.

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity's accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. Management is currently evaluating the impact these changes will have on the Company's financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, a consensus of the FASB's Emerging Issues Task Force ("ASU 2016-15"). ASU 2016-15 provides guidance on how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. Management is currently evaluating the impact these changes will have on the Company's financial statements and disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, a consensus of the FASB's Emerging Issues Task Force ("ASU 2016-18"). ASU 2016-18 requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. ASU 2016-18 is effective for public business entities for annual and interim periods beginning after December 15, 2017. For all other entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period, and should be applied using a retrospective transition method. Management is currently evaluating the impact of this change will have on the Company's financial statements and disclosures.

Note 5 - <u>Related Party Transactions</u>

The Company records its allocable share of rent and other office expenses utilized at the New York location. This expense amounted to $26,064 for the year ended December 31, 2016 and is included in occupancy expense in the Statement of Operations. There are no amounts owed as of December 31, 2015 relating to this agreement.

The Company provides management services to affiliates in connection with the management of the Funds which include, but are not limited to, accounting, investor relations, and administrative services. For the year ended December 31, 2016, the Company received $3,550,000 with respect to these services.

The Company's commission revenues in the amount of $2,991,977 are earned entirely from the Funds. As of December 31, 2016, $19,992 was due from the Funds for commissions, as reflected in commissions receivable in the Statement of Financial Condition.

On April 27, 2016, the Company adopted an amended and restated dealer manager agreement (the "Amended Dealer Manager Agreement") with Terra Income Fund 6, Inc. ("TIF6"), one of the Funds, to change the timing of the commission payment. Under the terms of the Amended Dealer Manager Agreement, TIF6 pays the Company a portion of the commission at the point of shareholder admittance. The remainder, which the Company referred to as transaction charge, is payable annually with respect to each share sold on the first, second, third, and fourth anniversaries of the month of purchase. As of December 31, 2016, transaction charges earned but not received amounted to $457,374 as reflected in Transaction charge receivable on the balance sheet.

On May 19, 2016, in connection with the adoption of the Amended Dealer Manager Agreement, the Company reimbursed TIF6 $1,296,877 (the "Reimbursement Amount") for the transaction charge portion of commission TIF6 paid related to the shares sold on and prior to February 20, 2016, the last shareholder admittance date prior to the adoption of the Amended Dealer Manager Agreement. The Reimbursement Amount will be paid back to the Company annually on the first, second, third and fourth anniversaries of the months of purchase with respect to shares sold on and prior to February 20, 2016. As of December 31, 2016, the unpaid Reimbursements Amount due from TIF6 was $1,030,731, as reflected in Due from Terra Income Fund 6, Inc. on the balance sheet.

On May 19, 2016, concurrent with the commission reimbursement to TIF6, the Company entered into a reimbursement repayment agreement ("the Repayment Agreement") with Terra Capital Partners, LLC ("TCP"), the sponsor of TIF6. Under the terms of the Repayment Agreement, TCP made a one-time payment to the Company in the amount of the Reimbursement Amount, which the Company used to fund the Reimbursement Amount to TIF6. The Company will repay TCP with the receipt of transaction charge payment from TIF6 on shares sold on and prior to February 20, 2016. As of December 31, 2016, the amount due to TCP under the Repayment Agreement was $1,030,731, as reflected in Reimbursement agreement payable, on the balance sheet.

Note 6 - Fixed Assets

Fixed assets as of December 31, 2016 consisted of the following:

Furniture and fixtures (5-7 years)	$	34,547
Computer equipment and software (3-5 years)		67,469
Leasehold improvements		28,335
		130,351
Less: Accumulated depreciation		(101,244)
Fixed assets, net	$	29,108

Depreciation and amortization expense amounted to $19,702 for the year ended December 31, 2016.

Note 7 - Concentrations of Credit Risk

The Company maintains its cash at financial institutions which at times may exceed federally insured limits of $250,000. As of December 31, 2016, the Company exceeded federally insured limits by $22,144.

Note 8 - Commitments and Contingencies

The Company entered into a lease agreement for its New Jersey office space through August 2019 at an average monthly rate of $4,309 plus utilities. The expense associated with this lease for the year ended

December 31, 2016, was $49,210, which is included in Occupancy expense in the Statement of Operations.

Future Rent Obligations		
2017	$	50,728
2018		52,205
2019		35,460
	$	138,393

Pursuant to the Repayment Agreement with TCP (see Note 5), the Company has committed to reimburse TCP the following amounts:

2017	$	324,219
2018		324,219
2019		324,219
2020		58,073
	$	1,030,730

Note 9 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2016, the Company had net capital of $179,193, which exceeded its requirement by $145,059. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2016, this ratio was 2.86:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 10 - Income Taxes

There is no NYC UBT tax liability for the year ended December 31, 2016. The Company used a net operating loss available from a prior period against net operating income in the current year.

Note 11 - Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.